Exhibit 99.2

SKY SOLAR HOLDINGS, LTD.

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON DECEMBER 29, 2017

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the venue of the annual general meeting (the “AGM”) of Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”) has been changed to the new Shanghai office at Room T1-2503, Tianshan SOHO Plaza, 1717 Tianshan Road, Changning District, Shanghai (the “New Address”).

The address to receive forms of proxy by mail has been changed to the New Address. All forms of proxy delivered to the former Shanghai office at Suite 1703, Gubei International Financial Center, 1438 Hongqiao Road, Shanghai 200336, China in accordance with the instructions specified in the form of proxy accompanying the notice of the AGM by 10:00 a.m. December 22, 2017 (New York time) will remain valid and be redirected to the New Address.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Hao Wu
Hao Wu
Chairman

Date: December 12, 2017